UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)

The Gap, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

364760-10-8

(CUSIP Number)

with copies to:
Jane A. Spray	Douglas D. Smith, Esq.
Pisces, Inc.	Gibson, Dunn & Crutcher LLP
One Maritime Plaza, 14th Floor	555 Mission Street
San Francisco, California 94111	San Francisco, California 94105
(415) 288-0540	(415) 393-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person Fisher Core Holdings L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 70,200,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,000,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 18.1%

14	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person Robert J. Fisher

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,812,202

	8	Shared Voting Power 90,534,943(1)

	9	Sole Dispositive Power 6,812,202

	10	Shared Dispositive Power 101,334,943(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 108,147,145(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 24.2%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person William S. Fisher

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,607,927

	8	Shared Voting Power 89,066,913(1)

	9	Sole Dispositive Power 8,607,927

	10	Shared Dispositive Power 99,866,913(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 108,474,840(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 24.3%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person John J. Fisher

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 19,508,329

	8	Shared Voting Power 87,862,714(1)

	9	Sole Dispositive Power 19,508,329

	10	Shared Dispositive Power 98,662,714(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 118,171,043(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 26.4%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Robert J. Fisher, William S. Fisher and John J. Fisher, as general partners of Fisher Core Holdings L.P., share dispositive power over all 81,000,000 shares held by Fisher Core Holdings L.P. and share voting power over 70,200,000 shares held by Fisher Core Holdings L.P.  The numbers shown on the preceding pages and in Item 5 below reflect multiple counting of certain shares since beneficial ownership of those shares is attributable to more than one Reporting Person by Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), as further described in Item 5 below.

Item 1.                                                         Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to Common Stock, par value $0.05 per share (the “Common Stock”), of The Gap, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is: Two Folsom Street, San Francisco, CA 94105.

This Statement amends the prior statement on Schedule 13D filed by Fisher Core Holdings L.P., a Delaware limited partnership, Robert J. Fisher, William S. Fisher and John J. Fisher (each, with the trusts for which such individual is a trustee and partnerships for which such individual is the beneficial owner with voting and dispositive control, a “Reporting Person” and, collectively, the “Reporting Persons”) with the Securities and Exchange Commission on August 6, 2004, and amended on March 16, 2006, January 29, 2007, August 22, 2007, March 4, 2008, October 1, 2008, March 20, 2009, November 27, 2009, April 2, 2010, November 26, 2010, February 25, 2011, June 20, 2011, September 20, 2011, November 23, 2011, April 5, 2013 and June 7, 2013 (as amended, the “Schedule 13D”).  The information in this Statement amends and restates each Item of the Schedule 13D.

Item 2.                                                         Identity and Background

a)  The non-partnership Reporting Persons are parties to a Limited Partnership Agreement (as amended, the “LP Agreement”), dated August 4, 2004 forming Fisher Core Holdings L.P.  Pursuant to the LP Agreement, Robert J. Fisher, William S. Fisher and John J. Fisher, either individually or through trusts or limited partnerships they control, beneficially own the general partners and limited partners of Fisher Core Holdings L.P.  The LP Agreement, as amended, provides that any decisions on voting and/or disposition of the shares of Common Stock of the Issuer held by Fisher Core Holdings L.P. will require a majority vote of the general partners, except that the general partners may grant an irrevocable proxy to vote Issuer shares to a non-partner in an amount equal to the percentage of Issuer shares held by Fisher Core Holdings L.P. represented by partnership units transferred by any general partner.  See Item 6 of this Schedule 13D for further discussion of the voting proxies granted by Fisher Core Holdings L.P.  Limited partners have no voting or dispositive control over any shares held by Fisher Core Holdings L.P.  All references to the LP Agreement are qualified in their entirety by reference to the LP Agreement and amendments included as Exhibits 1, 4 and 5, each of which is incorporated by reference herein.

As general partners of Fisher Core Holdings L.P. and parties to the LP Agreement, the non-partnership Reporting Persons and Fisher Core Holdings L.P. may be deemed to have formed a “group” under Section 13(d)-5 of the Act with respect to their beneficial ownership of the shares of Common Stock of the Issuer.  The LP Agreement pertains only to Common Stock held by Fisher Core Holdings L.P. and not to other Common Stock held by any Reporting Person.  The filing of this Statement by the Reporting Persons is not an admission that any Reporting Person, for purposes of Section 13(d) of the Act, is the beneficial owner of shares of Common Stock included in this Statement in which such person does not have an ownership interest as reported in this Schedule 13D or that the “group”, for purposes of Section 13(d) of the Act, is the beneficial owner of shares of Common Stock held by each Reporting Person that is a member of the group not held by Fisher Core Holdings L.P.

b)  The address of the principal business office for each of the Reporting Persons is c/o Pisces, Inc., One Maritime Plaza, Suite 1400, San Francisco, CA  94111.

c)                                      (1)  Robert J. Fisher is a managing director of Pisces, Inc., which is a family management company, and a member of the Board of Directors of the Issuer, which is a global specialty retailer offering clothing, accessories, and personal care products for men, women, children, and babies under the Gap, Old Navy, Banana Republic, Piperlime, Athleta and Intermix brands.  The business address of Pisces, Inc. is One Maritime Plaza, Suite 1400, San Francisco, CA 94111.  The business address of the Issuer is Two Folsom Street, San Francisco, CA 94105.

(2)  John J. Fisher is principally employed as President of Pisces, Inc., which is a family management company.  The business address of Pisces, Inc. is One Maritime Plaza, Suite 1400, San Francisco, CA 94111.

(3)  William S. Fisher is a managing director of Manzanita Capital Ltd., a private equity investment firm, and a member of the Board of Directors of the Issuer, which is a global specialty retailer offering clothing, accessories, and personal care products for men, women, children, and babies under the Gap, Old Navy, Banana Republic, Piperlime, Athleta and Intermix brands.

The business address of Manzanita Capital Ltd. is Victory House, 99-101 Regent Street, London W1B 4EZ.  The business address of the Issuer is Two Folsom Street, San Francisco, CA 94105.

(4)  Fisher Core Holdings L.P. is a Delaware limited partnership formed for the purpose of holding, managing and voting shares of Common Stock of the Issuer as directed by its general partners.

d) & e)  During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)  The following Reporting Persons are citizens of the United States:  Robert J. Fisher, William S. Fisher and John J. Fisher.  Fisher Core Holdings L.P. is a Delaware limited partnership.

Item 3.                                                         Source and Amount of Funds or Other Consideration

The Reporting Persons are deemed to beneficially own certain shares of Common Stock of the Issuer as reflected in this Statement, including certain shares also beneficially owned by other Reporting Persons as general partners of Fisher Core Holdings L.P.  No consideration was used to acquire beneficial ownership of the shares of Common Stock of the Issuer which the Reporting Persons are deemed to have acquired beneficial ownership of as a result of having entered into the LP Agreement.

In addition to the Common Stock that the Reporting Persons are deemed to have acquired beneficial ownership of through the LP Agreement, Robert J. Fisher, William S. Fisher and John J. Fisher also acquired shares of Common Stock of the Issuer prior to the registration of such shares under the Act or by gift.  Robert J. Fisher and William S. Fisher have also and may in the future acquire shares of Common Stock of the Issuer upon the exercise of options or upon release of stock units, in each case granted by the Issuer, and settlement of their related dividend equivalent rights.  All shares acquired upon option exercises are acquired with personal funds.

Item 4.                                                         Purpose of Transaction

This Statement is being filed to update the share ownership and percentage beneficial ownership information with respect to each Reporting Person.

The Reporting Persons review their respective investments in the Issuer on a continuing basis and may, at any time, consistent with the obligations of the Reporting Persons under the federal securities laws, determine to increase or decrease their respective ownership of shares of the Issuer’s Common Stock through purchases or sales of such Common Stock of the Issuer in the open market, in privately negotiated transactions or by gift or other transfers as circumstances dictate.  From time to time, the Reporting Persons have transferred shares to various entities controlled by them, disposed of certain shares to third parties by gift and sold shares of Issuer Common Stock in the open market and in privately negotiated transactions, and the Reporting Persons may do so in the future.  The review of their respective investments in the Issuer by the Reporting Persons will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, alternative investment opportunities, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to the Reporting Persons regarding their respective investments in the Issuer.  At the time of filing this Statement, the Reporting Persons have no plans to sell or to purchase additional shares of Common Stock of the Issuer in the open market or in privately negotiated transactions but may engage in such transactions in the future.

At the time of the filing of this Statement, except as disclosed in this Statement, the Reporting Persons have no present plans or proposals in their capacity as stockholders which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure; (vi) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (ix) any action similar to any of those described above.  However, because Robert J. Fisher and William S. Fisher are members of the Board of Directors of the Issuer, the Reporting Persons may, from time to time, be involved in discussions which relate to one or more of the matters described in this Item 4.  Each of the Reporting Persons disclaims any obligation to report on any plans or proposals with respect to the matters described in this Item 4 that develop or occur as a result of any Reporting Person’s role as a director of the Issuer and participation in decisions regarding the Issuer’s actions.

Item 5.                                                         Interest in Securities of the Issuer

a), b)   As of the date of this Statement, pursuant to the LP Agreement, as amended, and the irrevocable proxies described in Item 6, the Reporting Persons beneficially own, have the sole or shared power to vote, and have the sole or shared dispositive power over, respectively, the number of shares of Common Stock of the Issuer listed below, representing approximately the percentage of shares of Common Stock of the Issuer outstanding as of March 18, 2014 identified below.  As reported by the Issuer, there were approximately 447,001,764 shares of Common Stock of the Issuer outstanding as of March 18, 2014.

	Total Shares*	Percentage of Total Outstanding	Sole Voting Power	Sole Dispositive Power	Shared Voting Power*	Shared Dispositive Power*
Fisher Core Holdings L.P.(1)	81,000,000	18.1%	0	0	70,200,000	81,000,000
Robert J. Fisher(2)	108,147,145	24.2%	6,812,202	6,812,202	90,534,943	101,334,943
William S. Fisher(3)	108,474,840	24.3%	8,607,927	8,607,927	89,066,913	99,866,913
John J. Fisher(4)	118,171,043	26.4%	19,508,329	19,508,329	87,862,714	98,662,714

(1) Fisher Core Holdings L.P. holds 81,000,000 shares of the Issuer’s Common Stock, which Robert J. Fisher, William S. Fisher and John J. Fisher, as general partners, are deemed to beneficially own.  Of the 81,000,000 shares held by Fisher Core Holdings L.P., the Reporting Persons share voting power over 70,200,000 shares and irrevocable proxies entitle non-partner LLCs to sole voting power over the remaining 10,800,000 shares of Common Stock held by Fisher Core Holdings L.P. as described herein.  Robert J. Fisher, William S. Fisher and John J. Fisher each disclaim individual beneficial ownership of the shares held by Fisher Core Holdings L.P., except to the extent of each person’s actual ownership interest of Fisher Core Holdings L.P. units.

(2) Robert J. Fisher’s beneficial ownership includes (a) 11,250 shares which may be acquired upon exercise of options within the next 60 days over which the Reporting Person has sole dispositive and voting power, (b) 27,343 shares to be issued upon settlement of stock units (and related dividend equivalent rights) which are subject to a three-year deferral period but would be issued immediately upon the resignation or retirement of the Reporting Person over which the Reporting Person has sole dispositive and voting power, (c) 17,657,263 shares beneficially owned through other trusts* for other beneficiaries of which the Reporting Person is co-trustee with another Reporting Person and over which the Reporting Persons have shared dispositive and voting power, (d) 2,677,680 shares owned as community property with his spouse over which the Reporting Person has shared dispositive and voting power, (e) 15,000 shares beneficially owned through Delaware limited partnerships over which the Reporting Person has sole dispositive and voting power, (f) 6,758,609 shares owned through a trust for his benefit over which the Reporting Person is trustee and has sole dispositive and voting power, and (g) 81,000,000 shares owned by Fisher Core Holdings L.P., over which the Reporting Person has shared dispositive power over all 81,000,000 shares and shared voting power over 70,200,000 shares as discussed in (1) above.  In addition to the shares identified in the Table above, Robert J. Fisher’s spouse separately owns 123,329 shares over which Mr. Fisher has no voting or dispositive control.

(3) William S. Fisher’s beneficial ownership includes (a) 15,090 shares to be issued upon settlement of stock units which are subject to a three-year deferral period but would be issued immediately upon the resignation or retirement of the Reporting Person over which the Reporting Person has sole dispositive and voting power, (b) 367,014 shares beneficially owned through a trust for his benefit over which the Reporting Person is trustee and has sole dispositive and voting power, (c) 17,661,007 shares beneficially owned through other trusts* for other beneficiaries of which the Reporting Person is co-trustee with another Reporting Person and over which the Reporting Persons have shared dispositive and voting power, (d) 364,968 shares beneficially owned through trusts for other beneficiaries of which the Reporting Person is trustee and over which the Reporting Person has sole dispositive and voting power, (e) 647,393 shares owned as community property with his spouse over which the Reporting Person has shared dispositive and voting power, (f) 8,513 shares beneficially owned and held in a 401(k) account over which the Reporting Person has shared dispositive and voting power, (g) 15,000 shares beneficially owned through Delaware limited partnerships over which the Reporting Person has sole dispositive and voting power, (h) 7,845,855 shares owned through a trust for his benefit over which the Reporting Person is trustee and has sole dispositive and voting power, (i) 550,000 shares beneficially owned through a trust organized exclusively for charitable purposes over which the Reporting Person shares dispositive and voting power, and (j) 81,000,000 shares owned by Fisher Core Holdings L.P., over which the Reporting Person has shared dispositive power over all 81,000,000 shares and shared voting power over 70,200,000 shares as discussed in (1) above.  In addition to the shares identified in the Table above, William S. Fisher’s spouse separately owns 162,133 shares over which Mr. Fisher has no voting or dispositive control.

(4) John J. Fisher’s beneficial ownership includes (a) 442,014 shares beneficially owned through a trust for his benefit over which the Reporting Person is trustee and has sole dispositive and voting power, (b) 4,000,000 shares beneficially owned through a trust for his benefit over which the Reporting Person is trustee and has sole dispositive and voting power, (c) 17,662,714 shares beneficially owned through other trusts* for other beneficiaries of which the Reporting Person is co-trustee with another Reporting Person and over which the Reporting Person has shared dispositive and voting power, (d) 397,213 shares beneficially owned through trusts for other beneficiaries of which the Reporting Person is trustee and over which the Reporting Person has sole dispositive and voting power, (e) 20,000 shares beneficially owned through Delaware limited partnerships over which the Reporting Person has sole dispositive and voting power, (f) 14,649,102 shares owned individually and (g) 81,000,000 shares owned by Fisher Core Holdings L.P., over which the Reporting Person has shared dispositive power over all 81,000,000 shares and shared voting power over 70,200,000 shares as discussed in (1) above.  In addition to the shares identified in the Table above, John J. Fisher’s spouse separately owns 41,924 shares over which Mr. Fisher has no voting or dispositive control.

*  The 17,657,263 shares held by Robert J. Fisher as trustee of trusts for other beneficiaries in (2)(c) of Item 5 above, the 17,661,007 shares by William S. Fisher as trustee of trusts for other beneficiaries in (3)(c) of Item 5 above, and the 17,662,714 shares held by John J. Fisher as trustee of trusts for other beneficiaries in (4)(c) of Item 5 above actually represent an aggregate 26,490,492 shares of the Issuer’s outstanding Common Stock as a result of shared voting and dispositive power held by two of the Reporting Persons for each trust.

The Reporting Persons only agreed to act together with respect to Common Stock of the Issuer held by Fisher Core Holdings, L.P. as a result of entering into the LP Agreement.  The filing of this Statement by the Reporting Persons is not an admission that any Reporting Person, for purposes of Section 13(d) of the Act, is the beneficial owner of any shares of Common Stock of the Issuer included in this Statement in which such person does not have any ownership and economic interest or that the “group”, for purposes of Section 13(d) of the Act, is the beneficial owner of shares of Common Stock held by each Reporting Person that is a member of the group not held by Fisher Core Holdings L.P.

c)  Other than the transactions reported immediately below, the Reporting Persons have not effected any transactions involving shares of Common Stock of the Issuer during the past 60 days.

On February 11, 2014, a charitable foundation of which Robert J. Fisher is a trustee disposed of 250,000 shares of Common Stock.

d)  Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain shares of the Issuer’s Common Stock that are beneficially owned by the Reporting Persons.  Specifically but without limitation, limited partners do not have voting or dispositive power over the shares of Common Stock of the Issuer held by Fisher Core Holdings L.P. but have the right to receive distributions relating to their limited partnership interests in Fisher Core Holdings L.P.  As reflected in Item 5 above, the Reporting Persons also beneficially own shares held by partnerships or trusts established for the benefit of others.  Pursuant to the terms of such partnership agreements or trusts, other persons may receive distributions arising from dividends on, or the proceeds from the sale of, shares of the Issuer’s Common Stock or have the right to direct distributions from trusts to trust beneficiaries.

e)  Not Applicable

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As non-employee directors of the Issuer, Messrs. Robert and William Fisher are entitled to certain equity compensation arrangements generally applicable to the Issuer’s non-employee directors as disclosed in the Issuer’s Proxy Statements on Schedule 14A filed with the SEC.

Robert J. Fisher holds options to purchase 11,250 shares of Common Stock awarded to him as a director of the Issuer subject to option agreements, the form of which have been filed with the SEC by the Issuer.  In addition, Mr. Robert Fisher holds stock units and related dividend equivalent rights with respect to 27,343 shares of Common Stock awarded to him as a director of the Issuer, subject to stock unit agreements, the forms of which have been filed with the SEC by the Issuer.

William S. Fisher holds stock units and related dividend equivalent rights for 15,090 shares of Common Stock awarded to him as a director of the Issuer subject to stock unit agreements, the forms of which have been filed with the SEC by the Issuer.

The Reporting Persons are parties to the LP Agreement to form Fisher Core Holdings L.P.  All references to the LP Agreement are qualified in their entirety by reference to the LP Agreement and amendments included as Exhibits 1, 4 and 5 respectively, to the Schedule 13D, which are incorporated by reference herein.

Fisher Core Holdings L.P. has irrevocably appointed each of three limited liability companies (LLCs) which are not partners of Fisher Core Holdings L.P. the right to exercise on a sole basis all voting and consent and approval rights pertaining to 3,600,000 shares of Common Stock and any other voting securities issued in exchange for, or in respect of, such shares in connection with a stock split, dividend, recapitalization, reorganization or other transaction, for a total of 10,800,000 shares.  The LLCs are controlled by family members of the general partners and each acts solely and separately from the general partners and the other LLCs.  The irrevocable proxies terminate upon the earlier of the date Fisher Core Holdings L.P. no longer holds Issuer Common Stock and the date of termination and winding up of the respective proxy holder.

The foregoing description of the irrevocable proxies described in this Item 6 is only a summary, and is qualified in its entirety by reference to the complete text of the amendment to the LP Agreement and irrevocable proxy, previously filed as Exhibit 5 and Exhibit 6, respectively.

Other than as referenced in this Statement, including the trusts and partnerships reflected in the Reporting Persons’ beneficial ownership, and the Joint Filing Agreement, there are as of the date of this Statement, no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person, to which a Reporting Person is a party, with respect to any securities of the Issuer beneficially owned by such Reporting Person, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the Common Stock of the Issuer to the best knowledge of the Reporting Persons.

Item 7.                                                         Material to be Filed as Exhibits

Exhibit 1 — Fisher Core Holdings L.P. Limited Partnership Agreement, dated August 4, 2004 (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed on August 6, 2004).

Exhibit 2 — Joint Filing Agreement by and among Robert J. Fisher, William S. Fisher, John J. Fisher and Fisher Core Holdings L.P., dated August 5, 2004 (incorporated by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D filed on August 6, 2004).

Exhibit 3 — Power of Attorney, dated August 5, 2004 (incorporated by reference to Exhibit 3 to the Reporting Persons’ Schedule 13D filed on August 6, 2004).
Power of Attorney, dated December 15, 1998 (incorporated by reference to Exhibit 3 to the Reporting Persons’ Schedule 13D filed on August 6, 2004).

Exhibit 4 — Amendment to Limited Partnership Agreement of Fisher Core Holdings L.P., dated March 20, 2009 (incorporated by reference to Exhibit 12 to the Reporting Persons’ Schedule 13D/A filed on March 20, 2009).

Exhibit 5 — Amendment to Limited Partnership Agreement of Fisher Core Holdings L.P., dated May 30, 2013 (incorporated by reference to Exhibit 5 to the Reporting Persons’ Schedule 13D/A filed on June 7, 2013).

Exhibit 6 — Form of Irrevocable Proxy dated May 30, 2013 granted by Fisher Core Holdings L.P (incorporated by reference to Exhibit 5 to the Reporting Persons’ Schedule 13D/A filed on June 7, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	March 27, 2014	Fisher Core Holdings L.P.

*/s/ Jane Spray
For: Fisher Core Holdings L.P.

Dated:	March 27, 2014	By:	*/s/ Jane Spray
Robert J. Fisher

Dated:	March 27, 2014	By:	*/s/ Jane Spray
William S. Fisher

Dated:	March 27, 2014	By:	*/s/ Jane Spray
John J. Fisher

* This Schedule 13D/A was executed by Jane Spray as Attorney-in-Fact for Fisher Core Holdings L.P., Robert J. Fisher, William S. Fisher and John J. Fisher pursuant to the Powers of Attorney granted thereby as previously filed with the Reporting Persons’ Schedule 13D filed with the SEC on August 6, 2004.